FUEL TECH, INC.

2016 Corporate Incentive Plan

1.    THE PLAN

1.1    Objectives. This Corporate Incentive Plan of Fuel Tech, Inc. a Delaware corporation (the “Company”) is designed to provide Eligible Employees with an annual cash bonus incentive based on both Company financial results and the Eligible Employee’s overall job performance contribution to achieving those results as further described in Section 3 below. Capitalized terms not otherwise defined herein shall have the meanings set forth in Section 4 of this Incentive Plan.

1.2    General. The Incentive Plan is an annual bonus plan commencing on January 1, 2016, with payouts based on the Company’s financial performance in 2016. For Eligible Employees, this Incentive Plan supersedes and replaces all prior annual bonus incentive compensation programs for all regular, full-time and part-time U.S. or Canadian based employees of the Company.

2.    ELIGIBILITY

2.1    Eligible Employees. Except as provided in Section 2.2, Eligible Employees must be employed on the last day of a fiscal year (December 31) in order to be eligible for a payout under the Incentive Plan based on that fiscal year’s performance. No amounts will be deemed earned or payable under the Incentive Plan by any employee whose employment with the Company ends on or before the close of business on the last day of the fiscal year. An Eligible Employee deemed to be eligible for a payout in accordance with the provisions of the Incentive Plan for a given fiscal year, need not be employed on the day of a bonus payout under this Incentive Plan for such fiscal year in order to be eligible for the payout.

2.2    Involuntary Termination of Employment. Notwithstanding the preceding paragraph, if, during a fiscal year in which the Incentive Plan is in effect, an Eligible Employee’s employment with the Company is involuntarily terminated: (a) not for cause by the Company, or (b) on account of the Eligible Employee’s death, or (c) on account of the Eligible Employee’s Disability, then to the extent and at the time the Company determines there shall be a payout for that fiscal year under the Incentive Plan, the affected Eligible Employee shall be eligible for a pro rata Incentive Plan payment (or, in the case of death, to that employee’s estate) in accordance with the applicable calculations of Section 3, “Incentive Plan Payouts” and subject to all the other provisions of the Incentive Plan. Such pro rata payment shall equal the payout amount for the affected Eligible Employee determined in accordance with Section 3 below; provided, however, that only the normal employee wages paid to the affected employee (as determined by the Company in its sole discretion and excluding bonuses, allowances, paid leave, vacation or severance payments) through that Eligible Employee’s separation date from the Company shall be used in such pro rata allocations.

3.    INCENTIVE PLAN PAYOUTS

3.1    Incentive Pool. An “Incentive Pool” may be created contingent upon the financial performance of the Company in the manner described in Section 3.2 below. It is intended that once established for the fiscal year, the total aggregate amount of the Incentive Pool available for Incentive Plan payouts pursuant to the formula shall not increase or decrease regardless of the number of Eligible Employees that receive a payout under the Incentive Plan for the fiscal year. The amounts in the Incentive Pool are then allocated among Eligible Employees using the methodology described below. Amounts shall be paid no later than March 31, 2017.

3.2    Incentive Pool Funding.

3.2.1    Payout Threshold. Notwithstanding anything to the contrary contained in this Incentive Plan, no Bonus Award will be made to any Eligible Employee unless the Company has achieved the established minimum threshold of Adjusted EBITDA of $2.5 million. Accordingly, if the Company fails to achieve the established minimum threshold of Operating Income, there is no payout under the Incentive Plan of any kind, regardless of the Company’s financial performance or the Eligible Employee’s achievement of his or her personal performance goals

3.2.2    Funding Based on Company Performance.

(a)    A percentage of Adjusted EBITDA is set aside in an Incentive Pool to provide for bonus payments under this Incentive Plan based on the amount of Adjusted EBITDA earned by the Company in 2016. The percentage of Adjusted EBITDA that is set aside based on the Company’s financial performance shall be determined by the Committee after consideration of the recommendations of the Company’s Chief Executive Officer and Chief Financial Officer.

(b)    Once the Company’s minimum threshold of Operating Income is met as contemplated by Section 3.2.1 above, the percentage of Adjusted EBITDA set aside in the Incentive Pool will be as follows:

Adjusted EBITDA Increment            Funding Percentage

$2.5 million to $4,999,999                30%
$5.0 million to $7,499,999                40%
$7.5 million and above                     10%

By way of illustration, if the Company earned $9.0 million in Adjusted EBITDA in fiscal 2016, the amount of Adjusted EBITDA funded into the Incentive Pool would equal $1.9 million, consisting of (a) 30.0% of the $2.5 million in incremental Adjusted EBITDA in excess of $2.5 million up to $5.0 million ($750,000); (b) 40.0% of the next $2.5 million in incremental Adjusted EBITDA in excess of $5.0 million up to $7.5 million ($1.0 million), plus (b) 10.0% of the $1.5 million in Adjusted EBITDA over $7.5 million ($150,000).

3.3    Rewarding Individual Performance. The Incentive Pool shall be allocated among Eligible Employees in the manner set forth in this Section 3.3.

3.3.1    Individual Objectives and Achievement Percentage.

(a)    Individual performance objectives (“Individual Objectives”) will be established for each Eligible Employee (including the weighting given to the achievement of each Individual Objective in the determination of such Eligible Employee’s “Achievement Percentage” (as defined in Section 3.3.1(b) below)) and communicated to the applicable Eligible Employee no later than April 15, 2016.

(b)    The Eligible Employee’s achievement of his or her Individual Objectives will be determined by the Company in its sole and absolute discretion. After December 31, 2016, each Eligible Employee will be assigned an “Achievement Percentage” representing the extent to which, if any, such Eligible Employee has achieved his or her Individual Objectives for 2016.

3.3.2    Rewarding Individual Performance. Each Eligible Employee shall be entitled to receive that portion of the Incentive Pool that equals a fraction determined as shown below:

B x C x D
Payout =    A    x     E

“A” equals the total amount of the Incentive Pool.

“B” equals the Eligible Employee’s Base W-2 Wages.

“C” equals the Eligible Employee’s Target Bonus Factor.

“D” equals the Eligible Employee’s Achievement Percentage.

“E” equals the aggregate total sum reached by adding together the products obtained by multiplying (a) the Base Wages of each Eligible Employee times (b) such Eligible Employee’s respective Target Bonus Factor times (c) such Eligible Employee’s respective Achievement Percentage.

4.    DEFINITIONS

“Adjusted EBITDA” – means generally earnings before interest expense, taxes, depreciation and amortization, profit sharing plan contributions, stock compensation, incentive pay (excluding sales commissions) and other unusual or non-cash charges, but shall be as determined by the Company, in its sole discretion, with the assistance of its accountants. In calculating Adjusted EBITDA, the Company shall exclude the effects of any acquisition or divestiture undertaken by the Company for the fiscal year in which such event occurs.

“Base W-2 Wages” – means, with respect to each Eligible Employee, such Eligible Employee’s respective normal W-2 base wages paid in 2016 (excluding overtime or other compensation including, without limitation, bonuses, allowances, paid leave, or vacation).

“China/Pacific Rim Group” – means each United States employee of the Company or its People’s Republic of China subsidiary whom the Company selects to be members of that group.

“Incentive Plan” or “CIP” – means the 2016 Corporate Incentive Plan of Fuel Tech, Inc., as amended from time to time.

“Committee” – means the Compensation Committee of the Company’s Board of Directors or such other committee as may from time to time succeed to or perform the functions of that Committee.

"Disability” – means that an applicable Eligible Employee, after exhausting any applicable leave available under the Company's policies, is unable because of physical or mental condition to perform the essential functions of the Employee's position, with or without a reasonable accommodation.

“Eligible Employee” – means, subject to the employee non-eligibility exceptions stated below, each regular, full-time and part-time U.S. or Canadian based employee of the Company. Notwithstanding the foregoing, the following employees of the Company are not eligible to participate in the Incentive Plan: (a) each executive of the Company who is designated by the Company to participate in the Company’s Executive Officer Incentive Plan; (b) each employee of the Company or its subsidiaries who is designated by the Company to be a member of one of the following groups: the Sales Group, the China/Pacific Rim Group or the Europe/Western Asia Group; and (c) any employee who has agreed to ineligibility via a separate written agreement with the Company.

“Europe/Western Asia Group” – means the Managing Director of Fuel Tech, S.r.L., and each United States employee of the Company or any of the Company’s European subsidiaries whom the Company selects to be a member of that group.

“Sales Group” – means the Senior Vice President, FUEL CHEM Sales, the Senior Vice President, APC Sales, the National Sales Manager, APC Sales and each United States employee of the Company whom the Company selects to participate in the Company’s then current FUEL CHEM Employee Commission Plan, APC Employee Commission Plan, Aftermarket Commission Plan and Business Development Commission Plan.

“Target Bonus Factor” – means a percentage assigned to each Eligible Employee on the basis of such Eligible Employee’s job level and contribution as determined by the Company in its sole and absolute discretion. Each Eligible Employee’s Target Bonus Factor shall be communicated to such employee no later than April 15, 2016.

5.    OTHER CONDITIONS

5.1    No Alienation of Awards. Payouts under this Incentive Plan may not be assigned or alienated, except that payouts earned and payable may be assigned under the laws of descent and distribution of the employee’s domicile.

5.2    No Right of Employment. Neither the Incentive Plan nor any action taken under the Incentive Plan shall be construed, expressly or by implication, as either giving to any participant the right to be retained in the employ of the Company or any affiliate, or altering or limiting the employment-at-will relationship between the Company and any employee.

5.3    Taxes, Withholding. The Company (or any subsidiary or affiliate of the Company) shall have the right to deduct from any payout under the Incentive Plan any applicable federal, state or local taxes or other amounts required by applicable law, rule, or regulation to be withheld with respect to such payment.

5.4    Code Section 409A. The Incentive Plan is intended to be exempt from or comply with Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

5.5    Administration. The Incentive Plan shall be administered by or under the authority of the Committee which shall have the full discretionary power to administer and interpret this Incentive Plan and to establish rules for its administration.

5.6    Effectiveness. The Incentive Plan will not be deemed effective for any fiscal year until such time, if any, as the determination of the Incentive Plan financial performance metrics and Incentive Pool allocations contemplated by Section 3 above have been released for communication to Incentive Plan participants, which date shall be no later than March 31st of each fiscal year.

6.    RESERVATION OF RIGHTS; GOVERNING LAW; CONTRACT DISCLAIMER.

6.1    FOR UNITED STATES-BASED ELIGIBLE EMPLOYEES: The Company reserves the right to amend or cancel the Incentive Plan in whole or in part at any time without notice. There can be no guaranty that the Incentive Plan will be in effect in any subsequent fiscal year. The Company also reserves the right to decide all questions and issues arising under the Incentive Plan and its decisions are final. The Incentive Plan shall be construed in accordance with and governed by the laws of the State of Illinois. The Incentive Plan is a statement of the Company’s intentions and does not constitute a guarantee that any particular Incentive Plan payment amount will be paid. It does not create a contractual relationship or any contractually enforceable rights between the Company or its wholly owned subsidiaries and the employee.

6.2    FOR ELIGIBLE EMPLOYEES BASED OUTSIDE THE UNITED STATES: This Incentive Plan is only valid for the year 2016. As indicated above, the Company reserves the right in its sole discretion to adopt or not adopt a new incentive plan in 2017, but, if adopted, with features, terms and conditions to be communicated to non-U.S. based Eligible Employees by March 31, 2017. However, there is no guarantee that in 2017 or in subsequent years an Incentive Plan or similar plan shall be adopted. The Company also reserves the right to decide all questions and issues arising under the Incentive Plan and its decisions are final. The Incentive Plan shall be construed in accordance with and governed by the laws applicable to the affected Eligible Employee’s place of work. The adoption of this Incentive Plan for 2016 does not constitute a guaranty that any particular Incentive Plan payout amount will be paid even if incentive compensation has previously consistently been granted for a certain period of time. It does not create a contractual relationship or any contractually enforceable rights between the Company and any Eligible Employee.

Fuel Tech, Inc. 2016 Corporate Incentive Plan
Effective January 1, 2016
Fuel Tech, Inc. Confidential and Proprietary        1